UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __ )

                               AMBASE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    023164106
                                 (CUSIP Number)

                                  May 10, 1999
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   023164106           13G                            Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification  Nos. Of Above Persons (entities only)

       George Weaver Haywood
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group   (See Instructions)
          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.   Sole Voting Power                 2,394,540
--------------------------------------------------------------------------------
6.   Shared Voting Power               68,350*
--------------------------------------------------------------------------------
7.   Sole Dispositive Power            2,394,540
--------------------------------------------------------------------------------
8.   Shared Dispositive Power          68,350*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

                         2,462,890
--------------------------------------------------------------------------------
10.  Check box if the  Aggregate  Amount in Row (9) Excludes Certain Shares
     (See Instructions). [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row (9)

                         5.5
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                         IN
------------------
     * Includes 48,000 shares owned by wife and 20,350 shares owned jointly with mother.

Item 1(a)   Name of Issuer:

               Ambase Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

               51 Weaver Street, Building 2, Greenwich, CT 06831

Item 2(a)   Name of Person Filing:

               George Weaver Haywood

Item 2(b)   Address of Principal Business Office or, if none, Residence:

               642 Second Street, Brooklyn, New York 11215

Item 2(c)   Citizenship:

               U.S.A.

Item 2(d)   Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number

               023164106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c) , check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
               (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)1(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d- 1(b)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

Item 4.   Ownership.

            (a)  Amount Beneficially Owned:    2,462,890

            (b)  Percent of Class:             5.5

            (c)  Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 2,394,540

                  (ii)  shared power to vote or to direct vote:   68,350*

                  (iii) sole power to dispose or to direct the disposition of:
                                                                  2,394,540

                  (iv)  shares power to dispose or to direct the disposition of:
                                                                  68,350*

------------------

     * Includes 48,000 shares owned by spouse and 20,300 shares owned jointly with mother.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Included as shares for which there exist sole voting and dispositive power are 105,565 shares owned by Mr. Haywood's minor children, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

          Included as shares for which there exist shared voting and dispositive power are 48,000 shares owned by Mr. Haywood's spouse, which spouse would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

          Also included as shares for which there exist shared voting and dispositive power are 20,350 shares owned jointly by Mr. Haywood and his mother; accordingly Mr. Haywood's mother would have the joint right to the receipt of dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

 Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date:     May 27, 1999



                                       /s/ George Weaver Haywood
                                      -------------------------------------
                                             Signature


                                         George Weaver Haywood
                                      -------------------------------------
                                             Name

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).